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SEC FILE NUMBER 000-7246
CUSIP NUMBER 716578109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2007
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petroleum Development Corporation

Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd

Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Petroleum Development Corporation (the “Company”) had determined that it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K") by March 16, 2007, because it had not yet completed the preparation of its financial statements for the year ended December 31, 2006.  The Company has completed this process and its independent auditors are currently in the process of completing their audit.  Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 ("March 31, 2007, Form 10-Q"), without unreasonable effort and expense, until after the Company has filed its 2006 Form 10-K and after such time as is reasonable to prepare its financial statements for the quarterly period ended March 31, 2007, and after its auditors have completed their review of those quarterly statements.  The Company is not able to represent that it will be able to file its March 31, 2007, Form 10-Q by May 15, 2007.  Based on discussions with its auditors, the Company currently expects to file its 2006 Form 10-K with the SEC by no later than May 18, 2007; further, the Company currently expects to file its March 31, 2007, Form 10-Q by June 29, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard W. McCullough Chief Financial Officer and Treasurer	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes    No X

As indicated above, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes X  No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, during the quarter ended March 31, 2007, the Company completed several oil and gas property acquisitions.  In January 2007, the Company acquired producing properties and undeveloped drilling locations and acreage in the Wattenberg Field area of the DJ Basin, Colorado, undeveloped leaseholds in Erath County, Texas, and purchased the remaining working interests in 44 Company-sponsored partnerships with wells located primarily in the Appalachian Basin and Michigan.  In February 2007, the Company acquired 28 producing wells and associated undeveloped acreage located in the Wattenberg Field in Colorado.  These acquisitions are expected to significantly impact the Company's reported results of operations for the quarterly period ended March 31, 2007, as compared to its corresponding period in 2006.  Until the Company completes its financial statements for the quarterly period ended March 31, 2007, the Company is unable to provide a reasonable estimate of its results of operations or any significant changes thereto.

Petroleum Development Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By	/s/ Richard W. McCullough
Richard W. McCullough, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).